ChipMOS TECHNOLOGIES INC.
No. 1, R&D Road 1, Hsinchu Science Park

Hsinchu, Taiwan

Republic of China

May 19, 2016

Via E-mail

Amanda Ravitz
Assistant Director

Office of Electronics and Machinery

Division of Corporation Finance

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	ChipMOS TECHNOLOGIES INC.

Amendment No.1 to Registration Statement on Form F-4

Filed April 18, 2016

File No. 333-209733

ChipMOS TECHNOLOGIES (Bermuda) LTD.

Amendment No.1 to Schedule 13E-3

Filed April 18, 2016

File No. 005-79614

Dear Ms. Ravitz:

This letter is submitted by ChipMOS TECHNOLOGIES INC. (the “Company” or “ChipMOS Taiwan”) in response to the comments that you provided on behalf of the staff in the Office of Electronics and Machinery in the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) by a letter dated May 13, 2016 to the Company with respect to Amendment No.1 to the Registration Statement on Form F-4, File No. 333-209733, filed by the Company on April 18, 2016 (as filed on that date, “Amendment No.1”) and Amendment No.1 to the Schedule 13E-3, File No. 005-79614, filed by the Company and ChipMOS TECHNOLOGIES (Bermuda) LTD. (“IMOS”) on April 18, 2016 (as filed on that date, “Amendment No. 1 to Schedule 13E-3,” and together with Amendment No.1, the “Filing”). In response to the Staff’s comments, the Company is filing via EDGAR under separate cover Amendment No. 2 to the Registration Statement on Form F-4 (“Amendment No. 2”) and IMOS is filing via EDGAR under separate cover Amendment No. 2 to the Schedule 13E-3 (Amendment No. 2 to Schedule 13E-3). For your convenience, the text of the Staff’s comments is set forth below (in bold), followed in each case by the Company’s response. Please note that all references to page numbers in the responses are references to the page numbers of the revised proxy statement/prospectus accompanying Amendment No. 2 (the “Revised Proxy Statement/Prospectus”).

Capitalized terms not otherwise defined in this letter have the meanings ascribed to them in the Revised Proxy Statement/Prospectus.

Background of the Merger, page 31

1.	We note your response in (2) to prior comment 15 and the added disclosure on page 50. However, it remains unclear how “presentations of public information and arithmetic calculation that Wells Fargo Securities was asked to collect or perform by IMOS” fall outside the scope of a “report, opinion or appraisal” under Item 1015 of Regulation M-A. Please revise to include a reasonably detailed description of each of the reports provided by Credit Suisse and Wells Fargo and file any written materials as exhibits under Item 1016(c). To the extent that report is a prior draft of something that has already been summarized, so state and summarize only the material differences between the prior drafts and what has already been disclosed.

The Company respectfully advises the Staff that it has added disclosure beginning on page 54 of the Revised Proxy Statement/Prospectus with respect to presentations made by Wells Fargo Securities and also included these presentation as Exhibit 99.7 (previously filed with Amendment No.1) and Exhibits 99.10 – 99.28 to Amendment No. 2.

The Company respectfully advises the Staff that Credit Suisse only provided one report to it, for which it has already included a reasonably detailed description on pages 63 and 64 and filed the accompanying written materials as Exhibit 99.8 (previously filed with Amendment No. 1). The Company further advises the Staff that Credit Suisse only provided one draft of its report to the Company’s board of directors.

Certain Financial Projections, page 48

2.	We note your response to prior comment 23. However, complete financial forecasts, including any material assumptions or limitations underlying the forecasts, prepared by the subject company and shared with and utilized by the fairness adviser are generally required disclosure in a going-private transaction. Please revise to include. If you continue to believe that certain aspects of the projections are not material or are too voluminous to be included, please provide such material supplementally with your response letter so that we may discuss.

The Company respectfully advises the Staff that Exhibit 99.9 to Amendment No. 1 included the complete financial forecasts, including any material assumptions or limitations underlying the forecasts, prepared by the subject company and shared with and utilized by Wells Fargo Securities. The Company would like to clarify that in addition to attaching the complete financial forecasts in Exhibit 99.9, it has also provided a summary of such forecasts on page 52 of the Revised Proxy Statement/Prospectus (formerly on page 49 of Amendment No. 1).

The Company respectfully advises the Staff that other than the financial forecasts included in Exhibit 99.9 to Amendment No.1, no other financial forecasts were prepared by the subject company and shared with and utilized by its fairness adviser in connection with the Merger.

Opinions and Reports of ChipMOS Taiwan’s Financial Advisor and Independent Experts

Report of Credit Suisse, page 59

3.	We note the statement on page 59 that Credit Suisse’s presentation was “prepared for the sole use of the ChipMOS Taiwan Board to provide it with useful summary information of the Merger.” Because this statement is inconsistent with the disclosures relating to the opinion, it should be deleted. Alternatively, disclose the basis for Credit Suisse’s belief that shareholders cannot rely upon the opinion to support any claims against Credit Suisse arising under applicable state law. Describe any applicable state-law authority regarding the availability of such a potential defense. In the absence of applicable state-law authority, disclose that the availability of such a defense will be resolved by a court of competent jurisdiction. Also disclose that resolution of the question of the availability of such a defense will have no effect on the rights and responsibilities of the board of directors under applicable state law. Further disclose that the availability of such a state-law defense to Credit Suisse would have no effect on the rights and responsibilities of either Financial Advisor or the board of directors under the federal securities laws.

The Company respectfully advises the Staff that it has removed the sentence on page 63 of the Revised Proxy Statement/Prospectus (formerly on page 59 of Amendment No. 1), as suggested by the Staff.

4.	We note the statement at page 60 that Credit Suisse shall not “assume any responsibility... for not having conducted any verification or validation regarding the accuracy, validity and feasibility of such prepositions and hypotheses.” While it may be acceptable to include qualifying language concerning subjective analyses, it is inappropriate to disclaim responsibility for statements made in the document. Please revise to delete this statement.

The Company respectfully advises the Staff that it has removed the sentence on page 64 of the Revised Proxy Statement/Prospectus (formerly on page 60 of Amendment No. 1), as suggested by the Staff.

Strained relations between the ROC and the PRC..., page 114

5.	Please revise this risk factor to address any significant risks to ChipMOS Taiwan regarding the pending strategic partnership with Tsinghua Unigroup Ltd. arising out of the relationship between the Republic of China and the People’s Republic of China discussed in this risk factor. Also, disclose how the partnership with Tsinghua Unigroup Ltd. may alleviate any material obstacles for ChipMOS Taiwan’s expansion into the People’s Republic of China in light of this relationship.

The Company respectfully advises the Staff that the Company believes that ChipMOS Taiwan’s expansion into the PRC depends on a number of factors, including political relation between the ROC and PRC, the industry policy in the ROC and the PRC, the overall economics and demand in the semiconductor industry and competitions in the semiconductor packaging and testing industry in the PRC, among other factors, and many of these factors are beyond ChipMOS Taiwan’s control. Although the Company believes that its partnership with Tsinghua Unigroup may be beneficial to its expansion into the PRC in the long run, the Company do not see such partnership being the key factor to alleviate material obstacles for its current expansion plan in the PRC.

In response to the Staff’s comments, the Company has revised the disclosure on page 117 of the Revised Proxy Statement/Prospectus.

Consolidated Financial Statements for the Years ended December 31, 2013, 2014 and 2015

Note 9. Income Taxes, page E-36

6.	Please explain to us the reason that the statutory tax rate used in Note 9 on page E-37 is significantly lower than the statutory tax rate used in Note 9 on page F-38 of ChipMOS Technologies (Bermuda) Form 20-F for fiscal 2015.

The Company respectfully advises the Staff that profits of ChipMOS Taiwan that are attributable to IMOS, a foreign shareholder, are subject to a 20% withholding tax under ROC tax regulations. When determining income tax expenses, IMOS regarded the withholding tax as part of the tax expenses for profits generated by ChipMOS Taiwan. Such withholding tax is only reflected on the financial statements of IMOS since ChipMOS Taiwan is only obligated to withhold and pay the taxes on behalf of IMOS. As a result, the amount of “Tax calculated based on profit before tax and statutory tax rate” in Note 9 on page F-38 of IMOS’ Form 20-F is higher than the amount in Note 9 on page E-37 of ChipMOS Taiwan’s 2015 financial statements.

Note 31. Related Party Transactions, page E-57

7.	Please refer to prior comment 28. We see you accounted for the IMOS shares held by ThaiLin as available-for-sale securities and recognized a significant gain from sale of these shares back to IMOS in 2013 and 2014. Please explain to us your basis for recognizing the gain since the transition was between entities under common control.

The Company respectfully advises the Staff that the gain from ThaiLin’s sale of IMOS shares was only recognized on ThaiLin’s books and financial statements. From the selling entity’s (i.e. ThaiLin) point of view, the transaction is regarded as a disposal of financial assets with gains recognized on the sale based on the difference between the consideration received and the carrying value of the disposed financial assets. On IMOS’ books and financial statements, the sale of IMOS shares held by ThaiLin was accounted for as a treasury stock transaction. Disposal gains recognized by ThaiLin from ThaiLin’s sale of IMOS’ shares back to IMOS were eliminated upon IMOS’s consolidation of ChipMOS Taiwan/ ThaiLin.

* * *

Please note that Amendment No. 2 also includes certain other updates to the Company’s disclosures and internal conforming changes.

The Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in Amendment No. 2;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to Amendment No. 2; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

The Company appreciates the Staff’s attention to the review of the Filing. Please do not hesitate to contact the undersigned or James C. Lin of Davis Polk & Wardwell, counsel to the Company, at +852-2533-3368, if you have any questions regarding Amendment No. 2 or this letter.

Sincerely,

ChipMOS TECHNOLOGIES INC.

By:	/s/ Shih-Jye Cheng
Chairman and President

cc:	James C. Lin, Esq. (Davis Polk & Wardwell LLP)

Signature page to the acknowledgment